

July 31, 2015

Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

> **Re:** **Live Nation Entertainment, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Response Dated June 30, 2015**
> **File No. 001-32601**

Dear Ms. Willard:

We have reviewed your June 30, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2015 letter.

Form 10-K for the Year Ended December 31, 2014

Note 9. Income Taxes, page 83

1. We note your response to our prior comments and have no further questions related to how you calculated the reconciling items in your income tax rate reconciliation. However, please tell us your consideration of disclosing the following information to further clarify the difference between income tax computed at the United States federal statutory rate and income tax computed at the effective tax rate:
   - The concentration of pre-tax income in Luxembourg, as well as the foreign statutory rate and foreign effective tax rate in Luxembourg;
   - The nondeductible goodwill impairment charge was recorded in the United Kingdom, and;
   - The nature of "Non-United States income inclusions and exclusions" in periods where this adjustment is material.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief